

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 18, 2013

Via E-mail
Dipendra Singh
Chief Executive Officer
Global Real Estate Holdings, Inc.
125 Wolf Road, Suite 123
Albany, NY 12205

> **Re:** **Global Real Estate Holdings, Inc.**
> **Registration Statement on Form S-11**
> **Filed March 22, 2013**
> **File No. 333-187436**

Dear Mr. Singh:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Prospectus Cover Page

3. Please refer to Item 501(b)(8)(iii) of Regulation S-K and revise to specifically disclose the date when the offering period will end.

4. Please mark the cover page to clarify, as appropriate, if you are relying on Rule 415.

Prospectus Summary

5. Please briefly revise to more specifically describe the type of real property assets you plan to acquire. In this regard, we note the disclosure beginning on page 26 regarding multi-family residential properties. Please clarify here and on page 26 whether you intend to only invest in multi-family residential properties and the approximate number of units in your target properties.

Summary Risk Factors, page 6

6. Refer to Item 3(b) of Form S-11 and, consistent with your disclosure in the risk factors section, revise here to highlight:
    *   your lack of experience in running a public company;
    *   the lack of a public market for your shares and the liquidity risks arising therefrom;
    *   that investors in the offering will not be able to evaluate the real property you intend to purchase with the offering proceeds;
    *   your ability to alter your investment objectives without stockholder consent; and
    *   that an investor could lose his or her entire investment.

Risk Factors, page 7

General

7. Please revise to include a risk factor to address the fact that this is a no minimum offering, including the risk early investors may be the only investors.

Available Information, page 16

8. Please revise your disclosure in this section to clarify that, upon effectiveness, you will be subject to the current and periodic reporting requirements under Section 15(d) of the Exchange Act.

Use of Proceeds, page 17

9. Please clarify your disclosure in footnote 2 to briefly explain how you derived the assumed property values in light of your disclosure that no specific properties have been identified.

Dilution, page 21

10. In addition to your tabular dilution disclosures in this section, please revise to provide "a comparison of the public contribution under the proposed public offering and the effective cash contribution" of your current shareholders as required by Item 506 of Regulation S-K. Such comparison should disclose the amounts paid by current shareholders and the percentage of shares that they own as compared to the amount investors in this offering will own based on their contributions.

Director, Executive Officers, Promoters and Control Persons, page 23

11. In accordance with Item 401(e) of Regulation S-K, please describe in more detail business experience for Messrs. Singh and Benedict during the last five years. In such disclosure, identify the businesses for which they worked, the specific positions and the time periods each person has served in each of the positions described. Please also briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that such individuals should serve as a director, in light of your business and structure.

12. It is not clear from your current disclosure whether Mr. Singh or Mr. Male has any experience selecting, acquiring, and managing real estate assets. Please revise to clarify. Please also revise to discuss with greater specificity Mr. Benedict's experience. If your executives lack such experience selecting, acquiring and managing real estate assets, please also include a risk factor to discuss the risk associated with this lack of expertise.

13. Please revise to provide all required information for Mr. Singh as your promoter and any other such parties in accordance with Item 404(c) of Regulation S-K. Refer also to Item 11 of Form S-11.

Description of Business

Stable/Performing Assets, page 26

14. Considering that you have not begun any negotiations with respect to property acquisitions or financings for such acquisitions, please revise your disclosure to describe more specifically how you plan to acquire properties within the targeted thresholds (e.g., l5% vacancy rate, 8% capitalization, 20% margin for flip properties).

Quick turnover properties, page 27

15. Please revise to clarify your definition of "gross margin" as such term relates to flips. Explain how you plan to ensure that flips you acquire will meet this criterion. In addition, please clarify whether you will look only at the geographic areas referenced for all types of properties or just quick turnover properties.

Planned Operations, page 28

16. Please more specifically describe the various steps you intend to take to develop your business and the costs and time involved in each step.

17. Please revise to provide the disclosures outlined in Item 24 of Form S-11.

18. Please discuss how long you expect it to take to invest offering proceeds in a property, or portfolio of properties.

19. We note your disclosure in this section regarding the outside responsibilities of your officers and directors. Please revise to discuss how you will carry out the phases of your operations and discuss any specific adjustments that will be made to your staffing.

Conflicts of Interest, page 30

20. Here or with your disclosure on at the of page 36 under the Policy With Respect to Certain Transactions heading, please outline any provisions of the governing instruments that limit transactions between the company and any director, officer, security holder or affiliate of the company. Refer to Item 25 of Form S-11.

Management's Discussion and Analysis of Financial Condition

Results of Operations, page 33

21. We note your current disclosure in this section; however, it appears that your officers have already incurred expenses in connection with this offering. Please revise here to include disclosure that describes the expenses incurred on your behalf or and details the arrangements you have in place for future advances or, alternatively, tell us that the company has no reimbursement obligation with respect to the expenses borne by your officers.

Liquidity and Capital Resources, page 34

22. Please revise the third paragraph in this section to discuss more specifically your capital requirements for the next 12 months if you are unable to raise enough funds to purchase the initial property.

Policy With Respect to Certain Activities, page 34

23. Please refer to instruction 1 to Item 12 of Form S-11 and revise to provide the specific disclosure requested therein.

Signatures

24. Please revise your signature page to include the signature of your principal accounting officer or controller.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jorge Bonilla, Staff Accountant, at (202) 551-3414 or Dan Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel